UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 000-56743

Intermap Technologies Corporation
(Translation of registrant's name into English)

385 Inverness Parkway, Suite 105
Englewood, Colorado 80112
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Press Release dated August 11, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intermap Technologies Corporation
(Registrant)

Date: August 11, 2026	/s/ Patrick A. Blott
Patrick A. Blott
Chief Executive Officer